The Chief Executive Officer of Ecopetrol S.A. (“Ecopetrol”) hereby summons all shareholders to the General Shareholders’ Meeting (the “Meeting”) to be held on Friday, March 27, 2026, starting at 9:00 a.m., at Centro Internacional de Negocios y Exposiciones (Corferias), located on Carrera 37 No. 24 - 67 in Bogota, D.C.

The meeting is planned to be held in person and also is also planned to be streamed live on Ecopetrol's website.

The voting process is expected to be conducted electronically. Shareholders are requested to attend the Meeting with their smart mobile device. If a shareholder does not have access to a [device with the required technical specifications][smart mobile device], the company plans to provide an alternative mechanism to enable voting by shareholders.

Beginning on March 5, 2026, shareholders may exercise the right of inspection over Ecopetrol’s books and other documents referred to in Articles 446 and 447 of the Commercial Code. Shareholders, their proxies and/or their representatives may request an in-person appointment by emailing derechodeinspeccion2026@ecopetrol.com.co, at least one business day prior to the intended inspection date, in accordance with applicable regulations (available at www.ecopetrol.com.co/asamblea-2026). The aforementioned email address is intended solely and exclusively for scheduling the in-person appointment. Any other concerns or requests must be sent to accionistas@ecoptrol.com.co.

Pursuant to Article 13 of Law 222 of 1995, we inform shareholders that the merger proposal referred to in item 16 of the agenda is expected to be made available at the Ecopetrol’s main domicile, within the legally required time frame. Likewise, we further inform shareholders that said merger does not impose any greater liability upon them nor does it entail any impairment of their economic rights. Therefore, withdrawal rights have not been triggered. Notwithstanding the foregoing, absent or dissenting shareholders who consider that such grounds exist may submit their objection to the merger in accordance with Article 14 of Law 222 of 1995

Shareholders who are unable to attend the Meeting may be represented by proxy. Proxies must meet the requirements established in Article 184 of the Commercial Code. Proxy templates in Spanish and English can be downloaded from the website at www.ecopetrol.com.co/asamblea-2026.eng

For purposes of shareholder representation, the provisions of Legal Circular 006 of 2025 regarding the illegal, unauthorized and unsafe practices by securities issuers shall apply.

Except in cases of legal representation via proxy, Ecopetrol‘s managers and employees may not represent shares other than their own while they are employed by Ecopetrol. They may also not act as substitute attorneys-in fact. Additionally, they may not vote on the Company’s financial statements.

RICARDO ROA BARRAGÁN

Chief Executive Officer